Arolucha, Inc. and Subsidiaries

A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2020 & 2019

AROLUCHA, INC.

TABLE OF CONTENTS

pen & ledger

To the Board of Directors
Arolucha, Inc.
Nashville, Tennessee

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Arolucha, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Elizabeth Mariotto, CPA

Nashville, TN
April 8, 2021

Pen and Ledger, LLC
613 Ewing Avenue Ste 300 | Nashville, TN 37203
p: 615.933.1245 f: 615.691.7911

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

		2020		2019
ASSETS				
Current Assets:				
Cash and cash equivalents	$	396	$	203
Inventory		6,889		6,889
Other assets		5,000		5,000
Total Current Assets		12,284		12,092
Non-Current Assets:				
Property and equipment, net		11,664		14,380
Total Non-Current Assets		11,664		14,380
TOTAL ASSETS	$	23,948	$	26,472
LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	3,593	$	3,455
Bank overdraft		-		1,556
Related party - note payable		308,338		278,986
Related party payable				-
Accrued expenses				-
Total Current Liabilities		311,929		283,997
Stockholders' Equity/(Deficit):				
Preferred Stock, $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2020 and 2019				-
Class A Common Stock, $0.00001 par, 5,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both December 31, 2020 and 2019		30		30
Class B Non-Voting Common Stock, $0.00001 par, 10,000,000 shares authorized, 152,330 and 152,330 shares issued and outstanding and 124,513 and 152,330 shares vested as of December 31, 2020 and 2019, both respectively		2		2
Additional paid-in capital		502,025		502,025
Accumulated deficit		(790,040)		(759,582)
Total Stockholders' Equity/(Deficit)		(287,983)		(257,525)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	23,948	$	26,472

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross loss	-	-
Operating Expenses:		
General & administrative	17,352	38,413
Sales & marketing	41	4,069
Impairment loss		-
Total Operating Expenses	17,393	42,482
Loss from operations	(17,393)	(42,482)
Other Income/(Expense):		
Other Income	1,326	
Gain on forgiveness of debt	-	12,600
Interest expense	(14,391)	(21,622)
Total Other Income/(Expense)	(13,065)	(9,022)
Provision for income taxes		-
Net Loss	$ (30,458)	$ (51,504)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2020, 2019 and 2018

	Common Stock						
	Class A Common Stock		Class B Non-Voting Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Defict)
Balance at December 31, 2017	3,000,000	$ 30	97,265	$ 1	$ 389,970	$ (230,988)	$ 159,013
Class B Common Stock Issuance	-	-	55,065	1	131,799	-	131,800
Offering costs	-	-	-	-	(19,744)	-	(19,744)
Net loss	-	-	-	-	-	(477,090)	(477,090)
Balance at December 31, 2018	3,000,000	$ 30	152,330	$ 2	$ 502,025	$ (708,078)	$ (206,021)
Net loss	-	-	-	-	-	(51,504)	(51,504)
Balance at December 31, 2019	3,000,000	$ 30	152,330	$ 2	$ 502,025	$ (759,582)	$ (257,525)
Net loss	-	-	-	-	-	(30,458)	(30,458)
Balance at December 31, 2020	3,000,000	$ 30	152,330	$ 2	$ 502,025	$ (790,040)	$ (287,983)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

AROLUCHA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (30,458)	$ (51,504)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	2,716	2,716
Impairment loss	-	-
Gain on forgiveness of debt	-	(12,600)
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	-	-
(Increase)/Decrease in prepaid expenses	-	-
(Increase)/Decrease in deposits	-	-
(Increase)/Decrease in inventory	-	-
Increase/(Decrease) in accounts payable	139	(4,964)
Increase/(Decrease) in bank overdraft	(1,556)	1,556
Increase/(Decrease) in accrued expenses		(110,309)
Net Cash Used In Operating Activities	(29,159)	(175,105)
Cash Flows From Investing Activities		
Cash paid for development of original programming		-
Purchase of property and equipment		-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds from issuance of Class B common stock	-	-
Proceeds from related party note payable	29,352	179,129
Repayments to related party payables	-	(4,990)
Proceeds received from subscription receivable	-	-
Offering costs	-	-
Net Cash Provided By Financing Activities	29,352	174,139
Net Change In Cash	193	(966)
Cash at Beginning of Period	203	1,169
Cash at End of Period	$ 396	$ 203
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 14,391	$ 10,371
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Class B common shares issued as broker compensation	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Arolucha, Inc. (the "Company") is a corporation organized on October 6, 2017 under the laws of Delaware. The Company was formed to create family friendly live event and television productions featuring Lucha Libre-style professional wrestling emanating from Mexico. ALW Events, LLC, a limited liability company formed under the laws of Tennessee on July 17, 2017, is a wholly owned subsidiary of the Company. Arolucha, LLC, a limited liability company formed under the laws of Delaware on July 13, 2017, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Arolucha, Inc., along with wholly owned subsidiaries, ALW Events, LLC and Arolucha, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2020 and 2019, the Company carried no receivables and no allowance against such.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2020 and 2019 consist of products purchased for resale. All inventory held is finished goods as of December 31, 2020 and 2019.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2018 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of the offering.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the consolidated balance sheet. As of December 31, 2020 and 2019, stock subscriptions receivable totaled $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2020 and 2019 have estimated useful lives of 3-10 years.

The Company's property and equipment consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Property and equipment, at cost	$ 19,789	$ 19,789
Accumulated depreciation	(8,125)	(5,409)
Property and equipment, net	$ 11,664	$ 14,380
Depreciation expense	$ 2,716	$ 2,716

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, when its performance obligations to its customers are satisfied and collection is reasonably assured.

Costs of Net Revenues

Costs of goods sold includes product costs, event production expenses, personnel costs in putting on events, merchant fees, equipment rentals, event travel costs, venue rentals, production costs, and other costs in putting on events.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest

amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company's subsidiaries are limited liability companies treated as partnerships for federal and state income tax purposes with all income tax liabilities and/or benefits of the Companies being passed through to the Company. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $786,131 and $755,674 as of December 31, 2020 and 2019, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $205,455 and $197,495 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2020 and 2019.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $30,458 and $51,504 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations, has an accumulated deficit of $790,040 as of December 31, 2020, has current liabilities exceeding current assets by $287,983 as of December 31, 2020, and lacks liquidity to satisfy its obligations as they come due with just $396 of cash as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Amendment to Articles of Incorporation

On October 17, 2017, the Company amended and restated its Articles of Incorporation authorizing 5 million shares of Class A Voting Common Stock, 10 million shares of Class B Non-Voting Common Stock, and 5 million shares of Preferred Stock, all shares with $0.00001 par value. Class A and Class B common stockholders have identical rights, with the exception of voting rights, to which Class B stockholders have no voting rights. The existing shareholders of the Company's common stock were converted to an equal number of Class A Voting Common Stock. As of both December 31, 2020 and 2019, 3,000,000 shares of Class A Voting Common Stock were issued and outstanding. As of December 31, 2020 and 2019, 152,330 and 152,330 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

In October 2017, the Company issued 3,000,000 shares of Class A Voting Common Stock at $0.13 per share resulting in gross proceeds of $390,000. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.
In 2018, the Company issued 11,132 shares of Class B Common Stock at $0.00001 per share.

In 2018, the Company has raised $129,216 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding, where 43,072 shares were issued at $3.00 per share. In conjunction with this offering, the Company issued 861 shares to the portal for the offering as compensation, which was valued and recorded at $2,584.

In 2017, the Company issued 97,265 shares of Class B Non-Voting Common Stock at $0.00001 per share resulting in proceeds of $1. These stock issuances were conducted under terms of restricted stock purchases agreements and are subject to vesting terms of three years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2020 and 2019, 124,513 and 152,330 shares had vested, respectively.

Concerning the subsidiaries, the debts, obligations, and liabilities of the companies, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the companies, and no member of the companies is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANASACTIONS

Related Party Loans Payable

The Company has entered into a loan agreement with its parent company on June 25, 2018. The note bears interest at 5%. On December 31, 2019, the loan was amended extending the maturity date and repayment until December 31, 2021. Interest expense for this loan totaled $11,826 and $10,797 for the years ended December 31, 2020 and 2019, respectively. The unpaid principal balance and accrued interest totaled $246,692 and $222,156 as of December 31, 2020 and 2019, respectively.

NOTE 6: PROMISSORY NOTE

During 2018, a minority shareholder lent the Company $9,141. The note bears interest at 5%. Total interest expense for the loan totaled $492 and $455 for the years ended December 31, 2020 and 2019, respectively. The ending balance of the note totaled $10,088 and $9,595 for the years ended December 31, 2020 and 2019, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Issuance of Class A Common Stock

In February 2020, the Company issued 166,000 shares of Class A Common Stock in exchange for services under the terms of a restricted stock purchase agreement. The shares vest upon achievement of certain milestones or fully vest upon a termination without cause within one year of a change in control event (as defined in the restricted stock purchase agreement). One hundred percent of the shares were unvested as of December 31, 2020.

Management's Evaluation

Management has evaluated all subsequent events through April 8, 2021, the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.